Exhibit 99.1

Press Release, 3 August 2016

Interxion Reports Second Quarter 2016 Results

Recurring Revenue growth of 10% Y/Y combined with Gross Margin Expansion

AMSTERDAM 3 August 2016 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced its results today for the three months ended 30 June 2016.

Financial Highlights

•	Revenue increased by 9% to €104.0 million (2Q 2015: €95.4 million).

•	Recurring revenue[1] increased by 10% to €99.3 million (2Q 2015: €90.3 million).

•	Net profit was €9.2 million (2Q 2015: €21.6 million, which included net M&A transaction income of €17.0 million).

•	Adjusted net profit[2] increased by 8% to €9.0 million (2Q 2015: €8.3 million).

•	Earnings per diluted share were €0.13 (2Q 2015: €0.31, which included the aforementioned net M&A transaction income).

•	Adjusted earnings per diluted share were €0.13 (2Q 2015: €0.12).

•	Adjusted EBITDA[2] increased by 13% to €47.3 million (2Q 2015: €42.0 million).

•	Adjusted EBITDA margin increased to 45.5% (2Q 2015: 44.0%).

[1]	Recurring revenue is revenue that is incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.
[2]	Adjusted net profit and adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Full definitions can be found in the “Non-IFRS Financial Measures” section later in this press release. Reconciliations of net profit to adjusted EBITDA and net profit to adjusted net profit can be found in the financial tables later in this press release.

Press Release, 3 August 2016

•	Capital expenditures, including intangible assets[3], were €62.6 million (2Q 2015: €47.8 million).

•	During the second quarter, Interxion issued €150 million aggregate principal amount of 6.00% Senior Secured Notes due 2020 at an issue price of 104.50%.

Operating Highlights

•	Equipped space increased by 2,600 square metres in the quarter to 104,200 square metres.

•	Revenue generating space increased by 1,200 square metres in the quarter to 81,600 square metres.

•	Utilisation rate at the end of the quarter was 78%.

•	During the second quarter, Interxion completed expansions in Germany, opening the second phases of FRA10 in Frankfurt and DUS2 in Dusseldorf, as well as opening the first phase of its second data centre in Copenhagen (CPH2).

“Interxion’s financial and operational results continued their consistent upward trajectory in the second quarter, with solid recurring revenue growth and adjusted EBITDA margin growth of 150 basis points from the second quarter 2015.” said David Ruberg, Interxion’s Chief Executive Officer. “Demand in the quarter was strong in multiple geographies and multiple industry segments as we continue to attract magnetic platform providers and build our communities of interest around them.”

[3]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 3 August 2016

Quarterly Review

Revenue in the second quarter of 2016 was €104.0 million, a 9% increase over the second quarter of 2015 and a 2% increase over the first quarter of 2016. Recurring revenue was €99.3 million, a 10% increase over the second quarter of 2015 and a 2% increase over the first quarter of 2016. Recurring revenue in the second quarter was 95% of total revenue.

Cost of sales in the second quarter of 2016 was €39.7 million, a 5% increase over the second quarter of 2015 and a 1% increase over the first quarter of 2016.

Gross profit was €64.4 million in the second quarter of 2016, an 11% increase over the second quarter of 2015 and a 2% increase over the first quarter of 2016. Gross profit margin was 61.9% in the second quarter of 2016 compared to 60.5% in the second quarter of 2015 and 61.6% in the first quarter of 2016.

Sales and marketing costs in the second quarter of 2016 were €7.3 million, a 1% increase over the second quarter of 2015 and a 6% decrease from the first quarter of 2016.

Other general and administrative costs were €9.7 million in the second quarter of 2016, a 14% increase over the second quarter of 2015 and a 5% increase from the first quarter of 2016. Other general and administrative costs exclude depreciation, amortisation, impairments, share-based payments, M&A transaction costs and provision for onerous lease contracts.

Depreciation, amortisation, and impairments in the second quarter of 2016 was €22.0 million, an increase of 12% from the second quarter of 2015 and a 3% increase from the first quarter of 2016.

Operating profit in the second quarter of 2016 was €23.5 million, a decrease of 38% from the second quarter of 2015 and 3% increase from the first quarter of 2016. Quarterly results in the second quarter 2015, first quarter 2016, and second quarter 2016 were impacted by M&A transaction related items. Excluding these items, underlying operating profit increased 16% over the second quarter of 2015.

Press Release, 3 August 2016

Net finance costs for the second quarter of 2016 were €10.2 million, a 28% increase over both the second quarter of 2015 and the first quarter of 2016. On 14 April 2016, Interxion issued €150 million principal amount of 6.00% Senior Secured Notes due 2020 at an issue price of 104.50%.

Income tax expense for the second quarter of 2016 was €4.2 million, a 49% decrease compared to the second quarter of 2015 and a 10% decrease from the first quarter of 2016.

Net profit was €9.2 million in the second quarter of 2016, a 58% decrease over the second quarter of 2015 and a 10% decrease from the first quarter of 2016.

Adjusted net profit was €9.0 million in the second quarter of 2016, an 8% increase over the second quarter of 2015, and a 10% decrease from the first quarter of 2016.

Adjusted EBITDA for the second quarter of 2016 was €47.3 million, a 13% increase over the second quarter of 2015 and a 3% increase over the first quarter of 2016. Adjusted EBITDA margin was 45.5% in the second quarter of 2016 compared to 44.0% in the second quarter of 2015 and 45.0% in the first quarter of 2016.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €39.3 million in the second quarter of 2016, compared to €54.1 million in the second quarter of 2015, and €50.4 million in the first quarter of 2016.

Capital expenditures, including intangible assets, were €62.6 million in the second quarter of 2016 compared to €47.8 million in the second quarter of 2015 and €50.0 million in the first quarter of 2016.

Cash and cash equivalents were €193.5 million at 30 June 2016, compared to €58.6 million at year end 2015. Total borrowings, net of deferred revolving facility financing fees, were €739.1 million at 30 June 2016 compared to €555.1 million at year end 2015.

Press Release, 3 August 2016

As of 30 June 2016, the Company’s revolving credit facility was undrawn. Cash balances at 30 June 2016 reflect the receipt of net proceeds of approximately €155 million related to the Senior Secured Notes issuance completed on 14 April 2016.

Equipped space at the end of the second quarter of 2016 was 104,200 square metres compared to 98,300 square metres at the end of the second quarter of 2015 and 101,600 square metres at the end of the first quarter of 2016. Utilisation rate, the ratio of revenue-generating space to equipped space, was 78% at the end of the second quarter of 2016, compared with 78% at the end of the second quarter of 2015 and 79% at the end of the first quarter of 2016.

New expansion in Copenhagen (CPH2.2) announced today

Interxion is announcing today that it will expand its CPH2 data centre in Copenhagen by constructing an additional 600 square metres phase (“CPH2.2”) and adding over 1 MW of customer available power. CPH2.2 space capacity is scheduled to open in the first quarter of 2017 and has been completely pre-sold. Capital expenditure associated with the incremental space and power for CPH2 is expected to be approximately €15 million.

Business Outlook

Interxion today reaffirms guidance for its revenue, adjusted EBITDA and Capital expenditures (including intangibles) for full year 2016:

Revenue	€416 million – €431 million

Adjusted EBITDA	€185 million – €195 million

Capital expenditures (including intangibles)	€200 million – €220 million

Press Release, 3 August 2016

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. ET (1:30 pm BST, 2:30 pm CET) to discuss its Second Quarter 2016 results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is INXN. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 16 August 2016. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 41849012.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Press Release, 3 August 2016

Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) EBITDA; (ii) adjusted EBITDA; (iii) recurring revenue, (iv) adjusted net profit; (v) adjusted basic earnings per share and (vi) adjusted diluted earnings per share.

Other companies may present EBITDA, adjusted EBITDA, recurring revenue, adjusted net profit, adjusted basic earnings per share and adjusted diluted earnings per share differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net profit”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

EBITDA, Adjusted EBITDA and Recurring revenue

We define EBITDA as net profit plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets.

We define adjusted EBITDA as EBITDA adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Share-based payments – the fair value at the date of grant to employees of share options, is recognised as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•	Adjustments related to terminated and unused datacentre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing datacentres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our ongoing operating performance.

Press Release, 3 August 2016

In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Recurring revenue comprises revenue that is incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.

We believe EBITDA and adjusted EBITDA provide useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of adjusted EBITDA, when combined with the primary IFRS presentation of net profit provides a more complete analysis of our operating performance. Management also believes the use of EBITDA and adjusted EBITDA facilitates comparisons between us and other data centre operators and other data centre operators that are REITs and other infrastructure based businesses. EBITDA and adjusted EBITDA are also relevant measures used in the financial covenants of our €100 million revolving facility and our 6.00% Senior Secured Notes due 2020. We also present recurring revenue as we believe it assists investors understand our operating performance.

A reconciliation from net profit to EBITDA and EBITDA to adjusted EBITDA is provided in the tables attached to this press release.

Adjusted net profit, adjusted basic earnings per share and adjusted diluted earnings per share

We define adjusted net profit as net profit adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•	Income or expense related to the evaluation and execution of potential Mergers or Acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•

Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the ongoing operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

Press Release, 3 August 2016

•	Adjustments related to capitalised interest – Under IFRS we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net profit. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believe that the exclusion of certain items listed above, provides useful supplemental information to net profit to aid investors in evaluating the operating performance of our business and to aid investors compare our operating performance with other data centre operators and infrastructure companies. We believe the presentation of adjusted net profit, when combined with net income (loss) prepared in accordance with IFRS is beneficial to a complete understanding of our performance.

Adjusted basic earnings per share and adjusted diluted earnings per share amounts are determined on adjusted net profit.

Interxion does not provide forward-looking estimates of net profit, operating profit, depreciation, amortisation, and impairments, share-based payments, M&A transaction costs or increase/decrease in provision for onerous lease contracts, and income from sub-leases of unused data centre sites, which it uses to reconcile to adjusted EBITDA. The Company is, therefore, unable to provide forward-looking reconciling information for adjusted EBITDA.

A reconciliation from net profit to adjusted net profit is provided in the tables attached to this press release.

Press Release, 3 August 2016

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 42 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 600 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

This announcement contains inside information under Regulation (EU) 596/2014 (16 April 2014).

Press Release, 3 August 2016

INTERXION HOLDING NV

CONDENSED CONSOLIDATED INCOME STATEMENTS

(in €’000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30 2016	Jun-30 2015	Jun-30 2016	Jun-30 2015
Revenue	104,026	95,449	206,026	187,931
Cost of sales	(39,663)	(37,663)	(78,782)	(73,945)

Gross Profit	64,363	57,786	127,244	113,986
Other income	33	20,997	130	21,060
Sales and marketing costs	(7,284)	(7,210)	(15,008)	(13,889)
General and administrative costs	(33,568)	(33,824)	(65,953)	(69,983)

Operating profit	23,544	37,749	46,413	51,174
Net finance expense	(10,170)	(7,946)	(18,128)	(14,531)

Profit or loss before income taxes	13,374	29,803	28,285	36,643
Income tax expense	(4,209)	(8,216)	(8,901)	(10,631)

Net income	9,165	21,587	19,384	26,012

Basic earnings per share: (€)	0.13	0.31	0.28	0.37
Diluted earnings per share: (€)	0.13	0.31	0.27	0.37

Number of shares outstanding at the end of the period (shares in thousands)	70,479	69,575	70,479	69,575
Weighted average number of shares for Basic EPS (shares in thousands)	70,316	69,562	70,163	69,478
Weighted average number of shares for Diluted EPS (shares in thousands)	71,198	70,609	71,018	70,573

	As at
Capacity metrics	Jun-30 2016	Jun-30 2015
Equipped space (in square meters)	104,200	98,300
Revenue generating space (in square meters)	81,600	77,100
Utilization rate	78%	78%

Press Release, 3 August 2016

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: SEGMENT INFORMATION

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30 2016	Jun-30 2015	Jun-30 2016	Jun-30 2015
Consolidated

Recurring revenue	99,331	90,297	196,542	177,348
Non-recurring revenue	4,695	5,152	9,484	10,583

Revenue	104,026	95,449	206,026	187,931

Net income	9,165	21,587	19,384	26,012
Net income margin	9%	23%	9%	14%

Operating profit	23,544	37,749	46,413	51,174
Operating profit margin	23%	40%	23%	27%

Adjusted EBITDA	47,346	42,029	93,265	82,634

Gross profit margin	61.9%	60.5%	61.8%	60.7%
Adjusted EBITDA margin	45.5%	44.0%	45.3%	44.0%

Total assets	1,473,099	1,211,968	1,473,099	1,211,968
Total liabilities	946,348	729,019	946,348	729,019
Capital expenditure, including intangible assets (a)	(62,592)	(47,835)	(112,594)	(115,405)

France, Germany, the Netherlands, and the UK

Recurring revenue	63,773	57,321	126,039	112,304
Non-recurring revenue	2,608	2,995	5,884	6,622

Revenue	66,381	60,316	131,923	118,926
Operating income	22,374	20,319	44,056	39,802
Operating income margin	34%	34%	33%	33%

Adjusted EBITDA	37,012	33,248	73,193	64,618

Gross profit margin	63.4%	62.6%	62.9%	62.3%
Adjusted EBITDA margin	55.8%	55.1%	55.5%	54.3%

Total assets	954,598	836,429	954,598	836,429
Total liabilities	205,333	177,916	205,333	177,916
Capital expenditure, including intangible assets (a)	(43,627)	(36,545)	(80,383)	(70,311)

Rest of Europe

Recurring revenue	35,558	32,976	70,503	65,044
Non-recurring revenue	2,087	2,157	3,600	3,961

Revenue	37,645	35,133	74,103	69,005

Operating income	15,083	13,206	30,352	26,553
Operating income margin	40%	38%	41%	38%

Adjusted EBITDA	21,574	19,342	43,089	38,320

Gross profit margin	65.8%	63.6%	66.3%	64.1%
Adjusted EBITDA margin	57.3%	55.1%	58.1%	55.5%

Total assets	340,529	314,422	340,529	314,422
Total liabilities	81,711	57,932	81,711	57,932
Capital expenditure, including intangible assets (a)	(16,389)	(10,289)	(26,671)	(43,414)

Corporate and other

Operating profit	(13,913)	4,224	(27,995)	(15,181)

Adjusted EBITDA	(11,240)	(10,561)	(23,017)	(20,304)

Total assets	177,972	61,117	177,972	61,117
Total liabilities	659,304	493,171	659,304	493,171
Capital expenditure, including intangible assets (a)	(2,576)	(1,001)	(5,540)	(1,680)

(a)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the condensed consolidated statements of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 3 August 2016

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED EBITDA RECONCILIATION

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30 2016	Jun-30 2015	Jun-30 2016	Jun-30 2015
Reconciliation to Adjusted EBITDA

Consolidated

Net profit	9,165	21,587	19,384	26,012
Income tax expense	4,209	8,216	8,901	10,631

Profit before taxation	13,374	29,803	28,285	36,643
Net finance expense	10,170	7,946	18,128	14,531

Operating profit	23,544	37,749	46,413	51,174
Depreciation, amortisation and impairments	22,021	19,577	43,498	37,792

EBITDA (1)	45,565	57,326	89,911	88,966
Share-based payments	1,322	1,789	2,763	4,030
Income or expense related to the evaluation and execution of proposed mergers or acquisitions:
M&A transaction break fee income (2)	—	(20,923)	—	(20,923)
M&A transaction costs (3)	492	3,911	721	10,798
Items related to terminated or unused data centre sites:
Increase/(decrease) in provision for onerous lease contracts (4)	—	—	—	(100)
Income from sub-leases on unused data centre sites (5)	(33)	(74)	(130)	(137)

Adjusted EBITDA (1)	47,346	42,029	93,265	82,634

France, Germany, the Netherlands, and the UK

Operating profit	22,374	20,319	44,056	39,802
Depreciation, amortisation and impairments	14,543	12,544	28,835	24,261

EBITDA (1)	36,917	32,863	72,891	64,063
Share-based payments	128	459	432	792
Items related to terminated or unused data centre sites:
Increase/(decrease) in provision for onerous lease contracts (4)	—	—	—	(100)
Income from sub-leases on unused data centre sites (5)	(33)	(74)	(130)	(137)

Adjusted EBITDA (1)	37,012	33,248	73,193	64,618

Rest of Europe

Operating profit	15,083	13,206	30,352	26,553
Depreciation, amortisation and impairments	6,387	5,927	12,529	11,362

EBITDA	21,470	19,133	42,881	37,915
Share-based payments	104	209	208	405

Adjusted EBITDA (1)	21,574	19,342	43,089	38,320

Corporate and Other

Operating profit/(loss)	(13,913)	4,224	(27,995)	(15,181)
Depreciation, amortisation and impairments	1,091	1,106	2,134	2,169

EBITDA	(12,822)	5,330	(25,861)	(13,012)
Share-based payments	1,090	1,121	2,123	2,833
Income or expense related to the evaluation and execution of proposed mergers or acquisitions:
M&A transaction break fee income (2)	—	(20,923)	—	(20,923)
M&A transaction costs (3)	492	3,911	721	10,798

Adjusted EBITDA	(11,240)	(10,561)	(23,017)	(20,304)

(1)	“EBITDA” and “adjusted EBITDA” are non-IFRS financial measures within the meaning of the rules of the SEC. See “Non-IFRS measures” for more information on these measures, including why we believe that these supplemental measures are useful, and the limitations on the use of these supplemental measures.
(2)	“M&A transaction break-fee income” represents the cash break-up fee received following the termination of the Implementation Agreement in May 2015. This fee was included in “Other income”.
(3)	M&A transaction costs are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”. In the quarter ended 30 June 2015. M&A transaction costs included €3.9 million related to the abandoned merger with TelecityGroup. In the quarter ended 30 June 2016. M&A transaction costs included €0.5 million related to other activity including the evaluation of potential asset acquisitions.
(4)	“Increase/(decrease) in provision for onerous lease contracts” relates to those contracts in which we expect losses to be incurred in respect of unused data centre sites over the term of the lease contract
(5)	“Income from sub-leases of unused data centre sites” represents income from sub-letting of unused data centre sites to third parties, which is treated as “Other income”.

Press Release, 3 August 2016

INTERXION HOLDING NV

CONDENSED CONSOLIDATED BALANCE SHEET

(in €’000 — except where stated otherwise)

(unaudited)

	As at
	Jun-30 2016	Dec-31 2015
Non-current assets
Property, plant and equipment	1,087,585	999,072
Intangible assets	25,585	23,194
Deferred tax assets	20,895	23,024
Financial assets	947	—
Other non-current assets	7,165	6,686

	1,142,177	1,051,976

Current assets
Trade receivables and other current assets	137,448	141,534
Cash and cash equivalents	193,474	58,554

	330,922	200,088

Total assets	1,473,099	1,252,064

Shareholders’ equity
Share capital	7,048	6,992
Share premium	515,974	507,296
Foreign currency translation reserve	12,172	20,865
Hedging reserve, net of tax	(304)	(213)
Accumulated deficit	(8,139)	(27,523)

	526,751	507,417

Non-current liabilities
Trade payables and other liabilities	11,459	12,049
Deferred tax liabilities	9,224	9,951
Borrowings	735,455	550,812

	756,138	572,812

Current liabilities
Trade payables and other liabilities	180,910	162,629
Income tax liabilities	4,782	2,738
Provision for onerous lease contracts	260	1,517
Borrowings	4,258	4,951

	190,210	171,835

Total liabilities	946,348	744,647

Total liabilities and shareholders’ equity	1,473,099	1,252,064

Press Release, 3 August 2016

INTERXION HOLDING NV

NOTES TO THE CONDENSED CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €’000 — except where stated otherwise)

(unaudited)

	As at
	Jun-30 2016	Dec-31 2015
Borrowings net of cash and cash equivalents

Cash and cash equivalents (a)	193,474	58,554

6.00% Senior Secured Notes due 2020 (b)	629,904	475,503
Mortgages	57,109	44,073
Financial leases	52,700	34,582
Other borrowings	—	1,605

Borrowings excluding Revolving Facility deferred financing costs	739,713	555,763

Revolving Facility deferred financing costs (c)	(568)	(710)

Total borrowings	739,145	555,053

Borrowings net of cash and cash equivalents	545,671	496,499

(a)	Cash and cash equivalents include €4.1 million as of 30 June 2016 and €4.9 million as of 31 December 2015, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(b)	€625 million 6.00% Senior Secured Notes due 2020 include a premium on the additional issuance and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(c)	Deferred financing costs of €0.6 million as of 30 June 2016 were incurred in connection with the €100 million revolving facility.

Press Release, 3 August 2016

INTERXION HOLDING NV

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30 2016	Jun-30 2015	Jun-30 2016	Jun-30 2015
Net profit	9,165	21,587	19,384	26,012
Depreciation, amortisation and impairments	22,021	19,577	43,498	37,792
Provision for onerous lease contracts	(392)	(849)	(1,271)	(1,774)
Share-based paymens	1,158	1,789	2,558	4,030
Net finance expense	10,170	7,946	18,128	14,531
Income tax expense	4,209	8,216	8,901	10,631

	46,331	58,266	91,198	91,222
Movements in trade receivables and other current assets	(3,732)	(7,734)	1,310	(9,365)
Movements in trade payables and other liabilities	(3,264)	3,609	(2,758)	6,483

Cash generated from operations	39,335	54,141	89,750	88,340
Interest and fees paid (a)	(1,060)	(1,448)	(15,422)	(15,022)
Interest received	18	31	25	80
Other financial items	—	—	—	—
Income tax paid	(2,484)	(2,740)	(3,538)	(5,060)

Net cash flows from / (used in) operating activities	35,809	49,984	70,815	68,338
Cash flows from investing activities
Purchase of property plant and equipment	(60,729)	(46,911)	(108,176)	(112,229)
Purchase of intangible assets	(1,863)	(924)	(4,419)	(3,176)
Movement in short-term investments	—	1,650	—	1,650

Net cash flows from / (used in) investing activities	(62,592)	(46,185)	(112,595)	(113,755)
Cash flows from financing activities
Proceeds from exercised options	4,250	230	6,176	2,408
Proceeds from mortgages	14,625	—	14,625	—
Repayment of mortgages	(948)	(720)	(1,268)	(1,040)
Proceeds Senior secured notes at 6%	155,346	—	155,346	—
Interest received at issue of additional notes	2,225	—	2,225	—
Net cash flows from / (used in) financing activities	175,498	(490)	177,104	1,368
Effect of exchange rate changes on cash	147	(193)	(404)	1,224

Net increase / (decrease) in cash and cash equivalents	148,862	3,116	134,920	(42,825)
Cash and cash equivalents, beginning of period	44,612	53,982	58,554	99,923

Cash and cash equivalents, end of period	193,474	57,098	193,474	57,098

(a)	Interest paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 3 August 2016

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED NET PROFIT RECONCILIATION

(in €’000 — except per share data and where stated otherwise)

(unaudited)

	For the three months ended				For the six months ended
	30 Jun 2016		30 Jun 2015		30 Jun 2016		30 Jun 2015

Consolidated	€	’000	€	’000	€	’000	€	’000

Net profit		9,165		21,587		19,384		26,012
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs		492		3,911		721		10,798
M&A transaction break fee income		—		(20,923)		—		(20,923)
Adjustments related to provisions:
Increase/(decrease) in provision for onerous lease contracts		—		—		—		(100)
Adjustments related to capitalised interest:		(701)		(700)		(1,166)		(1,600)

		(209)		(17,712)		(445)		(11,825)

Tax effect of above add backs and reversals		52		4,428		111		3,000

Adjusted net profit		9,008		8,303		19,050		17,187

Reported basic EPS: (€)		0.13		0.31		0.28		0.37
Reported diluted EPS: (€)		0.13		0.31		0.27		0.37

Adjusted basic EPS: (€)		0.13		0.12		0.27		0.25
Adjusted diluted EPS: (€)		0.13		0.12		0.27		0.24

Press Release, 3 August 2016

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 3 August 2016

with Target Open Dates after 1 January 2016

Market	Project	CAPEX (a)(b) (€ million)	Equipped Space (a) (sqm)	Target Opening Dates
Amsterdam	AMS 8: Phases 1 - 2 New Build	50	2,600	4Q 2016

Copenhagen	CPH2: Phases 1 - 2 New Build	19	1,100	2Q 2016 - 1Q 2017(c)

Dublin	DUB3: Phases 1 - 2 New Build	28	1,200	4Q 2016

Dusseldorf	DUS 2: Phase 1 - 2 New Build	16	1,200	4Q 2015 - 2Q 2016 (d)

Frankfurt	FRA 10: Phases 1 - 4 New Build	92	4,800	1Q 2016 - 4Q 2016 (e)

Marseille	MRS 1: Phase 2 (continued)	10	800	3Q 2016

Paris	PAR7: Phase 2	14	1,100	2Q 2017

Vienna	VIE 2: New Build	65	4,200	4Q 2014 - 2Q 2017 (f)

Total		€294	17,000

(a)	CAPEX and Equipped space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	Phase 1 (500 square metres) became operational in 2Q 2016. Phase 2 (600 square metres) is scheduled to become operational
(d)	Phase 1 (600 square metres) became operational in 4Q 2015. Phase 2 (600 square metres) became operational in 2Q 2016.
(e)	Phase 1 (1,200 square metres) became operational in 1Q 2016; phase 2 (1,200 square metres) became operational in 2Q 2016; phases 3 & 4 (1,200 square metres each) are both scheduled to become operational in 4Q 2016.
(f)	1,300 square metres became operational in 4Q 2014; 600 square metres became operational in 1Q 2015; 600 square metres became operational in 2Q 2015. 300 square metres became operational in 4Q 2015. 300 sqm is scheduled to become operational in 4Q 2016; another 1,100 square metres is scheduled to become operational in 2Q 2017.